# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOBUS MARITIME LTD, CIK 0001499780
CUSIP: Y27265126
Title of class of securities: Common Shares, par value $0.004 per share
Address of issuer's principal executive offices: 128 VOULIAGMENIS AVENUE 3RD FL, 166 74 GLYFADA, ATHENS GREECE, Greece (J3), 00000
Date of event which requires filing of this statement: 03/24/2026
Filed by CIK 0001729200
Persons authorized to receive notices and communications: Georgios Feidakis, 128 Vouliagmenis Avenue, 2nd Floor 166 74 Glyfada, Attica, Greece (J3), 00000, 30 210 960 8300

## Reporting persons
- Firment Shipping Inc. (CIK 0001729200): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,966,927; sole dispositive power 0; shared dispositive power 5,966,927; aggregate amount beneficially owned 5,966,927 (27.6% of the class)
  Comment: * Percentage calculations are based on 21,582,301 common shares of the Issuer outstanding as stated in the Issuer's annual report on Form 20-F filed on March 16, 2026.
  
  The information above is as of March 25, 2026.
- Georgios Feidakis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,966,927; sole dispositive power 0; shared dispositive power 5,966,927; aggregate amount beneficially owned 5,966,927 (27.6% of the class)
  Comment: * Mr. Feidakis may be deemed to beneficially own common shares through Firment Shipping Inc., a Marshall Islands corporation controlled by Mr. Feidakis.
  
  ** Percentage calculations are based on 21,582,301 common shares of the Issuer outstanding as stated in the Issuer's annual report on Form 20-F filed on March 16, 2026.
  
  The information above is as of March 25, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.004 per share
Name of issuer: GLOBUS MARITIME LTD
Address of issuer's principal executive offices: 128 VOULIAGMENIS AVENUE 3RD FL, 166 74 GLYFADA, ATHENS GREECE, Greece (J3), 00000
Comment: This statement constitutes Amendment No. 9 (this "Amendment") to Schedule 13D relating to the common shares, par value $0.004 per share (the "Common Shares"), of Globus Maritime Limited, a Marshall Islands corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed on September 28, 2023, as amended by Amendment No. 1 thereto filed on December 1, 2023, Amendment No. 2 thereto filed on December 5, 2023, Amendment No. 3 thereto filed on December 7, 2023, Amendment No. 4 thereto filed on December 13, 2023, Amendment No. 5 thereto filed on December 20, 2023, Amendment No. 6 thereto filed on December 22, 2023, Amendment No. 7 thereto filed on December 2, 2025 and Amendment No. 8 thereto ("Amendment No. 8") filed on December 22, 2025 (as so amended, collectively, the "Schedule 13D"). The principal executive office and mailing address of the Issuer is 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Attica, Greece. This Amendment amends and supplements the existing Schedule 13D on file, as it has been amended and supplemented from time to time. Except as specifically provided herein by this Amendment, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
(a) This Amendment is being filed on behalf of the following:

Firment Shipping Inc., a Marshall Islands corporation ("Firment Shipping"); and Georgios Feidakis ("Mr. Feidakis," and together with Firment Shipping, the "Reporting Persons").

The Reporting Persons may be deemed the beneficial owners of approximately 27.6% of the Issuer's outstanding Common Shares.

The sole director and executive officer of Firment Shipping is Marios Lazarou, a citizen of Cyprus. Mr. Lazarou's occupation in Firment Shipping is as director/president/secretary/treasurer with an address at 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. Mr. Lazarou is an attorney, and he is partner at Papaphilippou & Co LLC, a law firm, which law firm's address is at 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. To the knowledge of the Reporting Persons, Mr. Lazarou does not directly own any Common Shares.
Residence or business address: The information set forth in Item 2(a) and 2(c) is hereby incorporated herein by reference. The principal business address of Firment Shipping is 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. The principal business address of Mr. Feidakis is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Attica, Greece. The principal business address of Mr. Lazarou is 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus.
Present principal occupation or employment: The information set forth in Item 2(a) and 2(b) above is hereby incorporated herein by reference. The principal business of Firment Shipping is to act as a shipping investment holding company. Mr. Feidakis is an entrepreneur and his present principal occupation is as Chairman of the Board of Directors of F.G. Europe S.A. and as director and executive of several of its subsidiaries. F.G. Europe S.A. is active in four lines of business and distributes well-known brands of appliances and electronics in Greece, the Balkans, Turkey, Italy and the U.K. F.G. Europe S.A. is also active in the air-conditioning, household appliances and electronics market in Greece and ten other countries in Europe as well as in the production of renewal energy. The address of F.G. Europe S.A. is 128 Vouliagmenis Ave., 166 74 Glyfada, Attica, Greece.
Criminal convictions in the last five years: The Reporting Persons and, to the best of their knowledge, Mr. Lazarou have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons and, to the best of their knowledge, Mr. Lazarou have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) above is hereby incorporated herein by reference. Mr. Feidakis is a Greek citizen. Firment Shipping is a Marshall Islands corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of March 25, 2026, Firment Shipping owns an aggregate of 5,966,927 Common Shares, all of which were purchased using the personal funds of Mr. Feidakis. Since the filing of Amendment No. 8 through March 25, 2026, Firment Shipping purchased an aggregate of 259,957 Common Shares for a total purchase price of $451,949.93. Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 is hereby incorporated herein by reference.

Mr. Feidakis is a director of the Issuer, and therefore may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any future decision of Mr. Feidakis to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

The Reporting Persons acquired the Common Shares, as described herein, for investment purposes, and to potentially acquire more Common Shares or dispose of them.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase of additional Common Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others.

Mr. Feidakis regularly has discussions with officers of the Issuer, board members of the Issuer, and shareholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer's operations and financial condition or strategic transactions.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to the Issuer at any time in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 2 and Item 6 is hereby incorporated herein by reference.

As of March 25, 2026, Firment Shipping may be deemed to beneficially own 5,966,927 Common Shares, which represent approximately 27.6% of Issuer's outstanding Common Shares, based on 21,582,301 Common Shares outstanding based on information received from the Issuer.

As of March 25, 2026, Mr. Feidakis may be deemed to beneficially own 5,966,927 Common Shares held through Firment Shipping, which represent approximately 27.6% of Issuer's outstanding Common Shares, based on 21,582,301 Common Shares outstanding based on information received from the Issuer. These are the same Common Shares directly held by Firment Shipping.

To the best of the Reporting Persons' knowledge, Mr. Lazarou is not the beneficial owner of any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Item 5(a) above is hereby incorporated herein by reference.

As of March 25, 2026, Firment Shipping has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,966,927 Common Shares. As of March 25, 2026, Firment Shipping has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 5,966,927 Common Shares.

As of March 25, 2026, Mr. Feidakis has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,966,927 Common Shares. As of March 25, 2026, Mr. Feidakis has the sole power to dispose of or direct the disposition of 0 Common Shares and the shared power to dispose of or direct the disposition of 5,966,927 Common Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Common Shares, reported on this Schedule 13D) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a "group."
Transactions in the class effected during the past sixty days: Other than as disclosed in Exhibit 99.3, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days, nor, to the knowledge of the Reporting Persons, by any executive officer or director of the Reporting Persons, in each case through March 25, 2026.
Other persons with the right to receive dividends or sale proceeds: Except as set forth above in this Item 5 and Mr. Lazarou, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3 and 4 of this Amendment are incorporated herein by reference.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Amendment and any amendments thereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

On November 23, 2016, the Issuer entered into a registration rights agreement with Firment Trading Limited, an entity affiliated with the Reporting Persons, and pursuant to such registration rights agreement the Issuer granted to Firment Trading Limited and their affiliates (including Mr. George Feidakis and certain of their transferees), the right, under certain circumstances and subject to certain restrictions to require the Issuer to register under the Securities Act of 1933, as amended, the Common Shares held by them. Under the registration rights agreement, these persons have the right to request the Issuer to register the sale of Common Shares held by them on their behalf and may require the Issuer to make available shelf registration statements permitting sales of Common Shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by the Issuer. A copy of such agreement is attached as Exhibit 99.2 and is incorporated by reference herein, and the description above is qualified in its entirety to such registration rights agreement.

Except as disclosed in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Amendment includes the following exhibits:

Exhibit 99.1 Joint Filing Agreement dated March 26, 2026 between Georgios Feidakis and Firment Shipping Inc.

Exhibit 99.2 Registration Rights Agreement dated November 23, 2016 between the Issuer and Firment Trading Limited (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 6-K (Reg. No. 001-34985) filed on November 27, 2016)

Exhibit 99.3 Transactions in Common Shares Effectuated in the Past 60 Days through March 25, 2026

## Signatures
- Firment Shipping Inc.: /s/ Marios Lazarou, Marios Lazarou/Sole Director, President, Secretary and Treasurer (03/26/2026)
- Georgios Feidakis: /s/ Georgios Feidakis, Georgios Feidakis (03/26/2026)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.